UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 24 )1

MARVEL ENTERTAINMENT, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
57383T103
(CUSIP Number)
Michael L. Zuppone, Esq.
Paul, Hastings, Janofsky & Walker LLP
75 East 55th Street
New York, New York 10022
(212) 318-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 30, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	57383T103

1	NAMES OF REPORTING PERSONS Isaac Perlmutter

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		28,887,785

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		28,887,785

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	28,887,785

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	36.82%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	57383T103

1	NAMES OF REPORTING PERSONS Object Trading Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Florida

	7	SOLE VOTING POWER

NUMBER OF		14,622,680

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		14,622,680

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	14,622,680

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	18.64%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	57383T103

1	NAMES OF REPORTING PERSONS Isaac Perlmutter Trust 01/28/1993

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Florida

	7	SOLE VOTING POWER

NUMBER OF		28,681,430

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		28,681,430

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	28,681,430

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	36.56%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	57383T103
          This Amendment No. 24 to Schedule 13D is being filed on behalf of Isaac Perlmutter, Object Trading Corp., a Florida corporation (“Object Trading”) and the Isaac Perlmutter Trust 01/28/1993 (the “Trust”) to amend and supplement the original Schedule 13D, and all Amendments thereto, which were filed with the Securities and Exchange Commission on behalf of (1) Zib, Inc., a Florida corporation (“Zib”); (2) the Trust; (3) Object Trading; (4) the Laura & Isaac Perlmutter Foundation Inc.; (5) Isaac Perlmutter; (6) Biobright Corporation; (7) Classic Heroes, Inc.; and (8) Tangible Media, Inc., with respect to the ownership of common stock of Marvel Entertainment, Inc. (“Marvel”).
          Mr. Perlmutter, Object Trading and the Trust are together referred to in this Statement as the “Reporting Persons.” This amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.
Item 1.	Security and Issuer.

Unchanged.

Item 2.	Identity and Background.

Unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

Unchanged.

Item 4.	Purpose of Transaction.

Unchanged.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:
(a)	As of May 11, 2009, the Reporting Persons (including all executive officers, trustees and directors set forth in Schedule I) may be deemed to beneficially own, to the best of their knowledge, an aggregate of 28,887,785 shares of common stock, par value $0.01 per share (the “Common Stock”), of Marvel, representing approximately 36.82% of the shares of Common Stock that either are currently outstanding or would be outstanding upon the exercise of options (if exercisable within 60 days) held by the Reporting Persons.

(b)	Mr. Perlmutter may be deemed to possess the sole power to vote and dispose of an aggregate amount of 28,887,785 shares of Common Stock. Of those shares, 206,355 are held directly by Mr. Perlmutter and 28,681,430 are held indirectly by Mr. Perlmutter.

The Trust may be deemed to possess the sole power to vote and dispose of an aggregate amount of 28,681,430 shares of Common Stock, which are the shares that Mr. Perlmutter

CUSIP No.	57383T103
holds indirectly. Of those shares, 10,364,105 are held directly by the Trust and 28,681,430 are held indirectly by the Trust.

Object Trading may be deemed to possess the sole power to vote and dispose of 14,622,680 shares of Common Stock, which are among the shares that the Trust holds indirectly. All of those shares are held directly by Object Trading. In addition to those shares, the Trust indirectly holds 3,694,645 shares that are directly held by Zib. The Trust is the sole stockholder of Object Trading and Zib.

Each executive officer and director of Object Trading and trustee of the Trust has the sole power to vote and dispose of the respective amounts of Common Stock set forth on Schedule I attached hereto.

Mr. Perlmutter also directly holds the following options, which are neither currently exercisable nor scheduled to become exercisable within 60 days, to purchase an aggregate of 1,264,354 shares of Common Stock:
(i)	Options, granted on March 2, 2009, for the purchase of 514,354 shares of Common Stock at $25.86 per share. One-third of these options are scheduled to become exercisable on each of March 2, 2010, March 2, 2011, and March 2, 2012; and

(ii)	Options, granted on March 23, 2009, for the purchase of 750,000 shares of Common Stock at $23.15 per share. One-third of these options are scheduled to become exercisable on each of March 23, 2010, March 23, 2011, and March 23, 2012.
(c)	On April 30, 2009, as reported in a Form 4 filed that day with the Securities Exchange Commission, Mr. Perlmutter did a “net exercise” of 333,333 stock options (each with an expiration date of May 4, 2009; 166,667 had an exercise price of $25 per share of Common Stock and 166,666 had an exercise price of $30 per share of Common Stock). In that net exercise, Mr. Perlmutter acquired 21,149 shares of Common Stock. The number of shares acquired was net of the 312,184 shares that Marvel withheld for the payment of the options’ exercise price and taxes incident to the exercise. Upon acquisition, the 21,149 shares of Common Stock were immediately transferred by Mr. Perlmutter to the Trust in a private transaction. On May 4, 2009, options held by Mr. Perlmutter for the purchase of 166,667 shares of Common Stock at $35 per share expired by their terms, unexercised. These options, like the options described above in this subsection (c), were granted on May 4, 2004.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No.	57383T103
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Unchanged.

Item 7.	Material to be Filed as Exhibits.

Not applicable.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2009	/s/ Benjamin Dean, attorney-in-fact
for Isaac Perlmutter
Isaac Perlmutter

Dated: May 11, 2009	OBJECT TRADING CORP.
	By:	/s/ Benjamin Dean
		Name:	Benjamin Dean
		Title:	attorney-in-fact for Object Trading Corp.

Dated: May 11, 2009	ISAAC PERLMUTTER TRUST 01/28/1993
	By:	/s/ Benjamin Dean
		Name:	Benjamin Dean
		Title:	attorney-in-fact for Isaac Perlmutter Trust 1/28/1993

SCHEDULE I
EXECUTIVE OFFICERS, TRUSTEES AND DIRECTORS
     The name and present principal occupation or employment of each of the executive officers and directors of Object Trading and each Trustee of the Trust are set forth below.
Object Trading Corp.

	Present Principal
	Occupation or		Marvel
Name and Positions Held	Employment	Business Address	Ownership

Isaac Perlmutter President and sole Director	Chief Executive Officer of Marvel Entertainment, Inc.	P.O. Box 1028 Lake Worth, FL 33460	28,887,785
Isaac Perlmutter Trust 01/28/1993

	Present Principal
	Occupation or		Marvel
Name and Positions Held	Employment	Business Address	Ownership

Isaac Perlmutter Trustee	Chief Executive Officer of Marvel Entertainment, Inc.	P.O. Box 1028 Lake Worth, FL 33460	28,887,785

Laura Perlmutter Trustee	Investor	P.O. Box 1028 Lake Worth, FL 33460	0